UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-SB12G/A

GENERAL FORM FOR REGISTRATION OF

SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities and Exchange Act of 1934

GREEN DOLPHIN SYSTEMS CORPORATION

(Name of Small Business in its charter)

DELAWARE 88-0432539

(State or other jurisdiction of (IRS Employer

incorporation or organization) Identification No.)

2338 W Beaver Creek Rd., Powell, TN 37849

(Address of principal executive offices) (Zip Code)

Issuer's Telephone number: (888) 379-8693

Securities to be registered Under Section 12(b) of the Act:

Title of each Class Name of each

to be so registered exchange on which

be registered

None

Securities to be registered under Section 12(g) of the Act:

Common OTC

INFORMATION REQUIRED IN REGISTRATION STATEMENT

PART I

Item 1. Description of Business.

The Company

Green Dolphin Systems Corp. (the "Company") is a Delaware corporation whose principle place of business is at 2338 W. Beaver Creek Rd., Powell, TN

37849.

Green Dolphin Systems, Corp. was organized as a Delaware corporation on

August 24, 1995 under the name Traveler's Infocenter, Inc. In December of

1999 an agreement in principle was reached with the officers, directors and controlling stockholders of Traveler's Infocenter whereby they agreed to resign as officers and directors, acquire all remaining assets of the company, and appoint the officers and directors of Green Dolphin systems

Corp., a Nevada corporation, ("Green Dolphin Nevada") as the officers and directors of Traveler's Infocenter.


On February 16, 2000 the Company changed its name from Traveler's

Infocenter, Inc. to Green Dolphin Systems Corp. by resolution adopted by the

Board of Directors. On February 28, 2000 a Special Meeting of the

Stockholders of the corporation was held at which stockholders ratified the name change, approved a one (1) share for ten (10) share reverse split of the

Company's 5,130,660 outstanding common shares, thus reducing to 513,060 the number of common shares outstanding, and ratified a Plan and Agreement of

Reorganization entered into pursuant to a resolution of the Board of

Directors by which Green Dolphin Delaware had, on February 14, 2000, acquired

100% of the issued and outstanding common shares of Green Dolphin Nevada in exchange for 11,000,000 shares of post split common stock of Green Dolphin

Delaware. Green Dolphin Nevada was formed in January of 1999. Shortly after it was formed, Green Dolphin Nevada purchased certain of the products, assets and businesses of Penta Deltex, Ltd. a Canadian corporation which had among other business, ~~since~~

~~1986~~, ~~among other business~~, been engaged since 1986 in developing, testing, producing and marketing a line of fifteen specialty chemical products used for ceiling and wall cleaning, fabric protection, fire retardation applications,

waterproofing, graffiti removal, smoke and odor elimination and non-slip protection. In 1999, the Board of Directors of Penta Deltex determined to get out of these businesses and Nick Plessas, one of its Directors,

negotiated the acquisition of these product lines, vesting them in Green

Dolphin Nevada. Since then, Green Dolphin has continued distributing these products and has developed ~~two~~ additional products for mold and mildew control and sanitization. It has also developed a line of water based stains and wood sealers which it intends to distribute through retail home centers, lumber yards and paint dealers. The only active business operation of Green Dolphin ~~D~~Delaware is the business of Green Dolphin Nevada, its wholly owned subsidiary.

The Company believes its line of products and services combine high performance and cost effectiveness with environmental responsibility.

Principal products or services and their markets.

The Company's products, by brand name, are as follows:

"RENEW 4000" - a ceiling tile and wall restorer

"GREEN DOLPHIN NON-SLIP" - a slip resistant treatment for ceramic tile,

marble, concrete, terrazzo and tile

"PROTECTION PLUS 2000" - water and stain repellant

"FIRE SATE 108 WOOD" - fire retardant for wood

"FIRE SAFE 701 FABRIC" - fire retardant for fabrics

"PENTA SEAL 6F" - cement adhesive binder

"SHIELD KOTE" - water-proofer for wood

"G.D. ORANGE CLEANER/DEGREASER" - all-purpose cleaner/degreaser

"TURBO KLEEN" - concrete and stonework cleaner

"G.D. GRAFFITI REMOVER" - graffiti remover for protein and ink stains.

"ENVIRO-ZYME" - active enzyme bacteria to eliminate smoke and odor from cellulose materials

"LIQUID ENZYME" - high concentrate of enzyme bacteria to eliminate malodors and pathogens in drains, septic tanks, and drainage tanks

"ENVIRO-KLEEN SUPER" - high concentrate restorer for floors, walls,

stairways and basements


"PURE-N-FRESH" - odor eliminator for compactors, waste receptacles and recycling bins

"AIR-O-KLEEN" - smoke and odor eliminator for airborne malodor and bacteria

The market for ceiling and wall cleaning, fabric protection,

fire retardation application, waterproofing, graffiti removal, smoke and odor eliminators and non-slip treatments includes large institutional clients where optimal environments are imperative such as hospitals and hotels, as well as high volume human traffic areas such as transit systems, government buildings and industrial and retail installations.

Distribution Methods of the Products:

Green Dolphin uses four channels of distribution for its products and services.

1. Dealers: Green Dolphin is engaged in establishing a network of

Dealers appointed to distribute Green Dolphin products and services in various geographic areas. Dealers sell Green Dolphin products to retail distributors and any and all end user purchasers. They also develop application crews trained to apply the products for the benefit of end users.

To date, four dealers have been appointed, and negotiations are ongoing with six other potential dealers.

2. Industrial/Commercial: Green Dolphin is attempting to establish a network of Manufacturer Representatives to distribute the Company's products to large commercial and industrial end-users.

3. Retail: Green Dolphin is presently selling six retail products to hardware retailers, lumber yards, department stores and retail do-it-yourself centers, presently including Wal-Mart, Home Depot, Castle Hardware and Sears.

4. International: Currently the Company is in negotiations for

Exclusive Agency Distribution Agreements with established distribution companies in four countries, which Management believes, will be able to generate product revenues during the next fiscal year.

Status of any Publicly Announced new products or services:

Green Dolphin has announced that it is developing biodegradable water based waterproofing solution for wood, concrete and stonework. The product contains no volatile organic compounds and is non-flammable. Testing has been completed and introduction of the products to home improvement retailers and the construction industry at trade shows was initiated in the first quarter of 2001.

The product will be marketed directly by Green Dolphin and regional distributors who can both distribute the product in their regions and service the construction industry by applying the product at the job-site.


Competition

There are numerous ceiling and wall cleaning, fabric protection, fire retardant, waterproofing, graffiti removal, smoke and odor elimination and non-slip products on the market. Many of these products are manufactured and distributed by major corporations with far greater financial and personnel resources, market acceptance, distribution networks and production capabilities than Green Dolphin. However, to the knowledge of the Company,

there are few competing products, which perform as well, and are as environmentally safe as Green Dolphin Products. Green Dolphin believes it has a competitive advantage because it has a combination of ceiling tile and wall remediation, mould and mildew cleaning, fire retardant and non-slip products, which can be applied by a single company. Green Dolphin provides a one stop center for a broad range of products and services.

Green Dolphin is not dependent on one or a few major customers.

Sources and availability of raw materials and the name of principal suppliers:

The Company manufactures approximately eight of its products in house and relies on third party contract blenders to produce the others. Greenway

Chemical, Knoxville, Tennessee blends Renew 4000, Orange Cleaner Degreaser,

Turbo Kleen, Graffiti Remover, Liquid Enzyme, Enviro-Kleen Super and

Enviro-Zyme. Crown Chemical, Mississauga, Ontario blends all of those products plus Air-O-Kleen. This blending is done on an order contract basis and there are no written contracts in place with these producers. The raw materials used in products are widely available from numerous sources. There are numerous manufacturers in the United States and Canada who are capable of producing the items not manufactured in house. Green Dolphin does not foresee any difficulty in producing adequate product to meet demand in the foreseeable future.

Patents, Trademarks, licenses, franchises, concessions, royalty agreements or labor contracts:

Adolph Hochstim was issued the following United States Patents:

Permanent elimination of Nuclear Waste, Unites Stated patent No. 4,721,596 issued January 26, 1988. Fireproofing of Plastic Pipes and Plastic Conduits.

Flammadur E424 and Flammadur A77, United States Patent No. 4,721,256 issued

January 2000. Hochstim is a member of the Board of Directors of Green

Dolphin and has granted to the Company joint use of the patents. The license agreements require the Company to pay Hochstim a royalty of 7% of gross proceeds generated from products utilizing the patents. The Nuclear Waste

Patent will be effective until 2007 and the Fireproofing of Plastic Pipes and

Conduits patent will be effective until 2010.

The Company has the following Trademarks:

"Green Dolphin"

"Fire Safe 108 Wood"

"Fire Poly NP-30 Paint"

"Safe-n-Dry"


"Rain Guard"

"Shield Kote"

"Secure-Step"

"Protection Plus 2000"

"Renew 4000"

The name "Green Dolphin" has also been copyrighted.

Green Dolphin is not party to any labor contracts.

Need for Governmental approval of Principal Products or services:

The Company is not required to obtain governmental approval for any of its products. OSHA has established criteria, which must must be met for products to comply with recent rules adopted under the American Disabilities Act.

Independent testing has established that Green Dolphin Non-Slip meets those criteria. Industry criteria have been established for products sold as fire-retardants, fabric soil and stain repellants, and cement adhesive binder and water-proofer. Independent testing has established that Green Products in these areas meet applicable criteria.

Effect of Existing or Probable Governmental regulations on the Business:

The Company believes that its product/methodology complies with existing regulations. As a result, the Company does not anticipate that governmental regulations will have any effect on its business in the foreseeable future.

Research and Development Costs

Green Dolphin Systems Corporation has spent since January 1999 approximately

$55,000 in Research and Development for its products and services.

Costs and effects of compliance with environmental laws

Green Dolphin does not anticipate that it will incur any costs in the foreseeable future in complying with any state, federal or local environmental laws or administrative regulations.

Number of employees

The Company presently has three full time and two part-time employees in Canada and five full time employees in Tennessee.

ITEM 2. MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Green Dolphin Systems Corporation has sustained operating losses since inception. The operating loss from inception on January 12, 1999 through

December 31, 1999 was $56,540. A reduced operating loss of $93,024 was sustained during fiscal 2000, $14,039 of which was sustained in the first quarter of 2000, and continuing losses of $17,604 and $19,399 were incurred during the first and second quarters of 2001 respectively. Total sales in 2000 were $439,316, while sales for the first six months of 2001 increased to $310,001. The relatively small increase in the operating loss sustained from January 1 through June 30, 2001 over the same period in 2000 is attributable to the increased cost of generating the substantially greater sales made during 2001. ~~During the first six months of 2000,~~

~~operations produced, for the first time, an operating profit of $5453. This~~

~~adjustment is attributable to the fact that total revenues from sales for~~

~~fiscal 1999 were $471,539 while sales revenues were $255,262 during the first~~

~~six months of the current year. On February 28, 2000 Green Dolphin entered~~

~~into a plan and agreement of reorganization with Traveler's Infocenter, Inc.~~

~~which changed its name to Green Dolphin Systems Corporation. As of December~~

~~31, 2000, on a consolidated pro forma basis, the issuer carries an~~

~~accumulated deficit of $1,329,740, $1,273,100 of which is attributable to~~

~~Traveler's Infocenter, Inc. Since December 31, 1999~~ During fiscal 2000 the Company has effected operating

~~certain~~ efficiencies, including reducing the number of employees to eliminate marginal producers and reducing executive salaries. At the present time, operating revenues are nearly sufficient to discharge current expenses and management believes, based on operations during the first six months of 200~~0~~1, that the Company may~~will~~ be slightly profitable during fiscal 2001~~0~~.

~~Green Dolphin Systems Corporation has sustained operating losses since~~

~~inception. The operating loss from inception on January 12, 1999 through~~

~~December 31, 1999 was $56,540. Our operating loss for fiscal 2000 ****During the first six months of 2000, operations produced, for the first time, an operating profit of $5,453. This~~

~~adjustment was attributable to the fact that total revenues from sales for~~

~~fiscal 1999 were $471,539 while sales revenues were $255,262 during the first~~

~~six months of 2000. As of December 31, 2000, the registrant carried an accumulated deficit of $149,564 Since December 31, 1999 the Company has effected certain efficiencies, including reducing the number of employees to eliminate marginal producers. At the present time, operating revenues are sufficient to discharge current expenses and management~~

~~believes, based on operations during the first six months of 2000, that the~~

~~Company will be slightly profitable during fiscal 2001.~~

As indicated above, Green Dolphin is in the business of distributing water based, environmental and user friendly products in three primary areas: (1)

products for the cleaning and remediation of ceiling and wall tiles, (2) fire retardants suitable for use on fabrics, wood and other building materials,

and (3) non-slip products suitable for use on tile, concrete, linoleum, and most other flooring surfaces. The Company also distributes a line of water based clear and tinted wood stain products. In terms of gross revenues,

approximately 25% are derived from the sale of ceiling tile and wall restorer, 15% are from non-slip treatment and approximately 15% are produced from the sale of fire retardant products. As revenues increase, the Company intends to increase expenditures for trade show presentations, trade journal advertising and direct marketing by hiring additional in-house sales personnel. Such increases will be effected only if warranted by increased revenues.

Green Dolphin believes there are significant market trends which are contributing to its increased sales.

The first is market recognition that the ceiling tile remediation products distributed by Green Dolphin can restore the appearance of these products and extend their presentable and useful life for up to seven years, forestalling the expenditure of millions of dollars for replacement. The second is the increase in fire and building codes which are increasingly requiring wood,

fabric and other construction and decorating materials to be fire-retardant treated. An example is NFPA Section 701 which now requires that all fabric materials, including drapes, fabric wall coverings, curtains and some furniture coverings must be treated with a fire retardant. In 1996, the NFPA

Compendium for Revision of Fire Codes published an article explaining the tightened regulations adopted in Section 701 Green Dolphin fire-retardant products have been tested to meet applicable fire code standards. The third factor which is having a very substantial effect on Green Dolphin's sales is the enactment of amendments to the American with Disabilities Act to require non-slip treatment of floors in all public buildings. The non-slip products distributed by Green Dolphin are sprayed onto floors and worked into them by use of rotary buffers. After a few minutes, treated floors show significant resistance to slipping. Finally, according to Rauch Guide, widely used by contractors, water-bourne, environmentally and user friendly wood stain products in lieu of the solvent based products previously preferred by contractors and painters is widening. Green Dolphin believe such publications reflect a market trend toward a preference for water-bourne stain products. Green Dolphin is aggressively working to increase its markets by use of two primary devices. First, it is increasing the size of its market for ceiling and wall cleaners, fire retardants and non-slip floor treatment products by aggressively working to increase the number of product distributors from the present level of twenty-five to thirty distributors,

to between seventy-five and one hundred by the end of the year. This is being done through increased participation in trade shows, trade journal advertising and face-to-face presentations. Second, the Company is working to set up businesses and individuals in numerous market areas who will be in the

b~~b~~usiness of applying Green Dolphin cleaning, fire-retardant and non-slip products directly on the job. At the present time the Company's program of selectively advertising these business opportunities in trade journals and making presentations of Green Dolphin products at trade shows throughout the

U.S. and Canada has resulted in the establishment of twenty-five restoration companies who are selling and applying a group of Green Dolphin products on site. ~~This has been a significant factor in contributing to what is expected~~

~~to be a ***significant projected gross revenue increase in 2000 over 1999.~~

The Company has initiated a program of referring customers who have expressed an interest in Green Dolphin products to local "applicators" rather than doing the work itself. This policy will increase the attractiveness of

dealerships by increasing dealer sales, and serve the interest of the Company by reducing expenses.

At the present time Green Dolphin does not have any substantial commitments for capital expenditures. It intends to operate on its current business plan, without substantial change or additional expenditures, for the foreseeable future.

Green Dolphin expects the revenue growth ~~was are~~ experienc~~ing~~ed in the first six months of 2001~~0~~ to continue through the remaining months of 2001 and into fiscal 200~~1~~2 as a result of (1) increased trade show and trade journal advertising, (2) increased sales by current dealers and distributors who have been appointed ~~during the last few months~~,~~,~~ (3) appointment of additional dealers and distributors, (4) increased revenue from retail sales through hardware and lumber stores, department stores and home centers who have recently begun carrying Green Dolphin products. The Company also expects to sign up additional ~~at least two~~ international agents during fiscal 2001.

There is no known fact which would cause our expenses of operation to increase without more than corresponding increases in revenues. Though the volume of sales fluctuates somewhat from quarter to quarter, those fluctuations are not seasonal. They result from natural variations in selling success which are typical of companies involved in product distribution.

Green Dolphin believes it will continue as a going concern on the basis of present revenues from operations. Its present growth assumptions are based on ~~internal expansion based on~~ expected increases in earned revenues from execution of its business plan. The Company does not anticipate any need for additional financing during the balance of fiscal 2001 or the first six months of 2002. If capital acquisition should become feasible on any basis during the next year, such prospects will be evaluated on their merit.

Investment in Green Dolphin shares involves a high degree of risk arising from the following factors, among others. (1) The uncertainty of additional financing; (2) the start-up posture of the Company; (3) the limited scope of the present market for the Company's products, and (4) the early stage of execution of its business plan. Furthermore, there is no present trading market for Green Dolphin shares, and development of such a grading market will likely be restricted by the application of the "Penny Stock Rules" which prohibit securities brokers from soliciting transactions in shares of small issuers whose shares are traded at prices below $5 per share. 7

ITEM 3. DESCRIPTION OF PROPERTY.

The Company currently is doing business operations from two offices. The

Company is leasing its principal office located in Tennessee and is approximately 6,400 sq. ft. The second office is also being leased which in located at 26 Voyager Court, South, Etobicoke, Ontario, Canada with an approximate square footage of 4,000 sq. ft.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth the amount and nature of beneficial ownership of each of the executive officers and directors of the Company and each person known to be a beneficial owner of more than five percent (5%) of the

19,898,700 issued and outstanding shares of the Company as of September 30,

2000.

Title Name and Address Amount and Nature Percent of

of class of Beneficial Owner of Beneficial Class

Common Nicholas Plessas 6,685,000 shares 33.6%

126 John St.

Toronto, Ontario

M9N 1J8

Common Thomas J. Rowen 1,000,000 shares 5.0%

39 Redmond Drive

Ajax, Ontario

L1S 5R8

Common Maxwell J. LaBrooy 300,000 shares 1.5%

3717 Stonegate Lane

Powell, TN 37849

Common Adolf R. Hochstim 100,000 shares .05%

5455 Sylmer Avenue, #2505

Sherman Oaks, CA

Common William P. Kefalas 150,000 shares .075%

55 Stevenson Street, N

Guelph, Ontario

Common Robert J. McDonald 150,000 shares .075%

4 Lakewood Drive

Waverly, Nova Scotia

BON 250

Common Officers and Directors 8,385,000 shares 38.95%

as a Group

Common 862036 Ontario Ltd. 1,000,000 shares 5.0%

35 San Remo Rd.

Woodbridge Ontario

L4H 1K5 8

Common 978905 Ontario Ltd. 1,000,000 shares 5.0%

8185 Yonge St

Suite 200

Thornhill, Ontario

None of the foregoing have any right to acquire other or additional shares of the Company. There is no existing arrangement which may result in a change in control of the Company. ~~However, if an active business is found~~

~~with which to enter into some form of corporate reorganization, a change in~~

~~control of the Company will be contemplated as part of such reorganization.~~

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The names, addresses, ages and respective positions of the current directors and officers of the Company are as follows:

Name Age Position Date Held

Nicholas Plessas 4~~6~~7 President/CEO January 1999

126 John St. director

Toronto, Ontario

M9N 1J8

Thomas J. Rowen 4~~3~~4 Vice President January 1999

39 Redmond Drive Secretary

Ajax, Ontario Director

L1S 5R8

Maxwell J. LaBrooy 50~~49~~ Vice President January 1999

3717 Stonegate Lane

Powell, TN 37849

Adolf R. Hochstim 73~~72~~ Director January 1999

5455 Sylmer Avenue, #2505

Sherman Oaks, CA

William P. Kefalas 60~~59~~ Director February 2000

55 Stevenson Street, N

Guelph, Ontario

Robert J. McDonald 73~~72~~ Director January 1999

4 Lakewood Drive

Waverly, Nova Scotia

BON 250

NICHOLAS PLESSAS has completed a Masters in Environmental Science in 1980 and has been engaged in developing and producing applied environmental solutions since 1983. Mr. Plessas served as President of Penta Deltex Ltd. from

October 1986 through December 1998 where his primary function was Director of operations. Mr. Plessas spearheaded Corporate growth and development of over

65 specialty chemical and consumer products. Since January 1999 he has been a director, and President of Green Dolphin Systems Nevada and was appointed,


and subsequently elected a director of Green Dolphin Delaware, previously

Traveler's Infocenter, Inc., in February 2000 immediately prior to its acquisition of Green Dolphin Nevada. He is the President and CEO of the

Green Dolphin companies.

THOMAS J. ROWEN received a Masters in Business Administration in 1986. From

1990 to 1995 he served as Vice President of TML Industries

Limited of Pickering, Ontario as Director of Marketing. The primary function at TML was to oversee day-to-day operations of the Company including the administration, sales, manufacturing and distribution divisions. In May 1996 he left TML and founded ESN packaging Services, a Company involved in developing, packaging and introducing new consumer products to the retail market. In January 1999 he left ESN Packaging and joint Green Dolphin

Nevada as a director and officer. His present duties include supervision of marketing and sales.

MAXWELL J. LABROOY. From 1985 through January of 1999 Mr. LaBrooy was

President of Interior Environmental Systems, Inc., a company located in

Knoxville, Tennessee which was in the ceiling tile and wall application and cleaning business. Mr. LaBrooy was in charge of, and produced significant increases in domestic and international sales. During his tenure there, he setup manufacturing plants in Japan, South Korea, Canada and Mexico. He left Environmental Systems in January 1999 to become Vice President of operations for Green Dolphin Nevada. In February 2000 he was also elected

Vice President of Green Dolphin Delaware.

DR. ADOLF R. HOCHSTIM. Dr. Hochstim received his Doctorate in Physics from the University of Florida in 1960. Over the years he has published 18 books and articles and is a member of 9 Science Associations and has served as a consultant for NASA. For more than the last five years, he has been self-employed as a contract consultant for numerous chemical companies. He joined Green Dolphin Nevada in January 1999 and has served as a consultant in the area of research and development.

WILLIAM P. KEFALAS. Mr. Kefalas graduated with a Master of International

Business in 1972 from the University of Chicago and since that time has experience with International business development in various countries.

From 1982 to the present Mr. Kefalas has served as President and CEO of

Commerciantes Financiers Corp, an International consulting and financial corporation representing business and development firms worldwide for resort and hotel developments. In February 2000 Mr. Kefalas joined Green Dolphin as a Director and serves the Company in the capacity of Business Strategist for

Mergers and Acquisitions.

ROBERT J. MCDONALD has owned and operated many successful businesses over the past 40 years. From 1962 through 1992 Mr. McDonald owned and operated one of the largest Chevrolet Dealerships in Nova Scotia, Canada with sales of over $100 million. He has been honored by Time Magazine as an Entrepreneur of the Year for managing the most profitable and effective organizations.

Since then he has been semi-retired but remained active as a self-employed business consultant. He joined Green Dolphin Nevada in January, 1999 as a

Director. He is an outside director with no active role in the conduct of its affairs. ~~ 10~~

None of the officers or directors of the Company are officers, directors or affiliates of any reporting companies.

To the knowledge of the Company, no present or former director, executive officer or person nominated to become a director or executive of the Company has ever:

1) Filed a bankruptcy petition by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or with two years prior to that time;

2) Had any conviction in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3) Been subject to any order, judgment, or decree, not

subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

4) Been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

ITEM 6. EXECUTIVE COMPENSATION.

The following table sets forth the Executive compensation currently receiving compensation from Green Dolphin Corporation. It does not have any pension,

profit-sharing, stock bonus, or other benefit plans. Such plans may be adopted in the future at the discretion of the Board of Directors.

Name Year Salary Bonus

Principal

Position

Nicholas Plessas 2000~~1999 41,6~~ 25,000~~00~~. 0

President/CEO

Director

Thomas J. Rowen 2000~~1999~~ 39,000. 0

Vice President

Secretary

Director

Maxwell Labrooy 2000~~1999~~ 39,000~~36,400~~ 0

Vice President

~~William P. Kefalas 1999 5,000 5%of~~

~~Director gross sales~~

~~ 11~~

~~Dr. Adolph Hochstim 1999 5,000 0~~

~~Director 100/hr*~~

~~Robert J. McDonald 1999 0 0~~

~~Director~~

~~*~~ Dr. Hochstim receives  ~~an additional~~ $100.00 per hour for consulting the company when needed.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

In February 2000, shortly after it changed its name from Traveler's

Infocenter, Inc. to Green Dolphin Systems Corp., Delaware, the Company issued

11,000,000 shares of its common stock in exchange for 100% of the issued and outstanding common shares of Green Dolphin Nevada.

At the time of this transaction Nick Plessas, Thomas Rowan, William Kefalas,

Adolph Hochstim and Robert J. McDonald had been appointed to fill the un-expired terms of Justin Marvul and Mark Himmelburger, prior directors of

Traveler's Infocenter, Inc., on December 20, 1999. All of these directors were also directors, and some of them were officers of Green Dolphin Nevada at the time it was acquired by the Company which by then, had changed its name to Green Dolphin Systems Corp.(Delaware). At the time of the exchange,

these men were also the owners of common shares of Green Dolphin Nevada which resulted in their receipt of 8,385,000, or 76% of the 11,000,000 Green

Dolphin Delaware shares issued in the exchange.

As a result of these relationships, it cannot be said that the terms of the acquisition transaction were negotiated or established at arms length. The number of shares issued, 11,000,000 shares was determined by the Board of

Directors of Green Dolphin Delaware, and agreed upon by the officers,

directors and stockholders of Green Dolphin Nevada based on the following factors:

1. Traveler's Infocenter, Inc., predecessor to Green Dolphin Delaware,

was an inactive business corporation with no ongoing operations, significant assets or business prospects.

2. Traveler's Infocenter had incurred an operating loss carry-forward of

$1,273,100.

3. Green Dolphin Nevada had an active product line and ongoing business operations with the potential ability of benefitting the stockholders of

Traveler's Infocenter.

4. There were 11,000,000 common shares of Green Dolphin Nevada outstanding.

5. Given the relative postures of the two companies, a one-to-on exchange of shares was reasonable and gave the stockholders of Green Dolphin

Nevada a percentage of the outstanding shares of the consolidated company a


reasonable and acceptable percentage of ownership.

Given the relative posture of the component companies, management does not believe the terms of the transaction are less favorable to either company than would have resulted from arms-length negotiations.

ITEM 8. DESCRIPTION OF SECURITIES.

The aggregate number of shares which the Company shall be authorized to issue is 100,000,000 shares of non-assessable voting common stock having par value of $0.001 per share. All stock of the Company shall be of the same class common and shall have the same rights and preferences, fully paid stock of this Company shall not be liable to any further call or assessment.

The holders of the Company common stock are entitled to one vote per share in each matter submitted to vote at any meeting of shareholders. Share of common stock do not carry cumulative voting rights.

As a Delaware corporation Green Dolphin is subject to the provisions of

Section 203 of the Delaware General Corporation Law related to business transactions with interested persons, that is: officers, directors and controlling stockholders. At the time Green Dolphin Delaware acquired 100%

of the outstanding shares of Green Dolphin Nevada in February 2000, officers and directors of Green Dolphin Delaware received 8,385,000 of the 11,000,000 common shares issued in the exchange. Notwithstanding this fact, the transaction did not violate Section 203 under the language of Section

203(a)(3) which reads as follows:

(a) Notwithstanding any other provisions of this chapter, a corporation shall not engage in any business combination with any interested stockholder for a period of 3 years following the time that such stockholder became an interested stockholder, unless:

(3) At subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by the written consent, by the affirmative vote of at lease 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

The subject reorganization met the requirements of this exception because (1)

at the time of the reorganization the directors who received shares in the exchange did not own any common shares of Green Dolphin Delaware; (2) the reorganization was approved at a special meeting of Green Dolphin Delaware

Stockholders held on February 28, 2000 and not by written consent, and (3) at that meeting, more than 66 2/3 of the 5,130,600 outstanding shares of Green

Dolphin Delaware, all of which were held by persons other than interested stockholders, voted in favor of the issuance of 11,000,000 shares in exchange for all of the issued and outstanding common shares of Green Dolphin Nevada.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON

EQUITY AND OTHER SHAREHOLDER MATTERS.

~~ 13~~

Management has been advised that common shares of Traveler's Infocenter, Inc.

have previously been traded either on the NASD Over-The-Counter Bulletin Board or on the NASD Pink Sheets until April of 19~~3~~93 and the last bid price for its shares was approximately $.03 per share. During the spring of 2000, after Traveler's Infocenter changed its name to Green Dolphin Systems Corp. and purchased 100% of the outstanding common shares of Green Dolphin Nevada, the Company procured a new CUSIP Number. At about this time, the NASD assigned "GDLS" as the Company's trading symbol. However, there has not, to the knowledge of the registrant, been any trading of Green Dolphin shares since the reorganization which occurred in February of 2000.

ITEM 2. LEGAL PROCEEDINGS.

To the best of the Company's knowledge it is not a party to any pending legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

~~The company knows of no changes in or disagreements with accountants on~~

~~accounting and financial disclosure.~~

Aaron Stein, C.P.A., who audited Green Dolphin's financial statements for the fiscal year ended 1999 was discharged as Green Dolphin's principal independent accountant as a result of a determination made by the Board of Directors that it would be preferable to engage an accounting firm licensed to practice in Tennessee, site of Green Dolphin's principal place of business. Accordingly, on December 12, 2000, Rodefer Moss & Company, PLLC of Knoxville, Tennessee was engaged as Green Dolphin's principal independent accountant. Rodefer Moss audited Green Dolphin's Financial Statements for the fiscal year ended December 31, 2000 and reviewed interim quarterly statements filed since that date. Mr. Stein did not resign or decline to stand for re-election as Green Dolphin's principal accountant. The financial statements for the period ended December 31, 1999 did not contain any adverse opinion or disclaimer of opinion and were not modified as to uncertainty, audit scope, or accounting principles. The change of accountants was effected by a duly adopted resolution of the Board of Directors.

There were no disagreements with Mr. Stein, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Mr. Stein's satisfaction, would have cause him to make reference to the subject matter of the disagreement(s) in connection with his report.

Green Dolphin has authorized Aaron Stein to respond fully to the inquiries of the successor accountant concerning any matter related to the Green Dolphin audits notwithstanding that there have been no disagreements with Mr. Stein regarding the scope or substance of Green Dolphin's audit as of December 31, 1999. Green Dolphin has referred the comments of the Staff of the Commission to its filing on Form 10-SB12G to Rodefer Moss for response, but has not had discussions with Rodefer Moss concerning any other factors considered by Green Dolphin in reaching a decision as to the accounting, auditing or financial reporting issues. To our knowledge, those comments have not been referred to Mr. Stein for response.

By letter dated May 8, 2001, attached hereto as Exhibit 18, Aaron Stein has been requested to review the disclosure required by Item 304 of Regulation S-B, and has requested Mr. Stein to furnish a letter addressed to the Securities and Exchange Commission stating whether he agrees with the statements made by Green Dolphin and, if not, stating the respects in which he does not agree. A similar letter, found as part of Exhibit 18 hereto, to which the information disclosed in this part was attached was forwarded to Mr. Stein on August 8, 2001, immediately prior to the date this amended registration statement on Form 10-SBA12G was to be filed with the Commission. This letter again requests Mr. Stein to comment on this disclosure, and also advises Mr. Stein that if he wishes to respond, but his letter is not available at the time of the filing, he should file his letter with the Commission within ten business days after the fling of this amended registration statement. Any response received by Green Dolphin from Mr. Stein will be filed with the Commission within two (2) business days of receipt.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

Beginning on or about May 1, 2000 the company undertook actions to offer and sell 8,000,000 of its common shares at an offering price of $.02 per share for total gross consideration of $200,000. Sale of the shares was completed prior to June 28, 2000. These shares were not registered under the

Securities Act of 1933 but were offered in reliance on the exemption from registration provided by Section 3(b) of the Act and Rule 504 of Regulation D

promulgated thereunder. The shares sold on this offering have been issued as unrestricted securities and, on June 30, 2000, certificates representing these shares were issued without restrictive legends in specific reliance on paragraph (b)(1)(iii) of Rule 504 which provides that the restrictions related to manner of offering found in paragraph (c) of Rule 502 and the provision imposing limitations on resale found in paragraph (d) of Rule 502 do not apply to offers and sales made exclusively according to state law exemptions from registration that permit general solicitation and general advertising so long as sales are made only to "accredited investors" as defined in 230.501(a). Reliance on this provision is based on the following facts. (1) Measures were taken to insure that offers and sales were made only to accredited investors. (2) The Company filed a Notice of Filing to claim an exemption under Section 203(t) of the Pennsylvania Act which exempts sales solely to accredited investors from the registration provisions of the

Pennsylvania Act and permits general advertising and solicitation of offers to purchase securities directed exclusively to accredited investors. The

Pennsylvania Form E became effective prior to the first offering of shares in

Pennsylvania. (3) The Company believes the offer and sale of these securities met all the provisions of that exemption.

These shares were sold exclusively through the efforts of the President of the Company and no underwriters or selling agents were engaged in connection with the offering. No underwriting discounts or sales commissions were paid in connection with the sale of the shares. ~~ 14~~

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Articles Seven and Eight of Green Dolphin's Amended and Restated Articles of

Incorporation contain the following provisions related to indemnification of directors and officers:

SEVENTH: No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however. that nothing in the Article

SEVENTH shall eliminate or limit the liability of any director (i) for breach of the director's duty of loyalty to the Corporation or its stockholders,

(ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the

General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of this Article SEVENTH, nor the adoption of any provision of the Certificate of Incorporation inconsistent with this Article

SEVENTH, shall eliminate or reduce the effect of this Article SEVENTH in respect of any matter occurring, or any cause of action, suit or claim that,

by for this Article SEVENTH, would accrue or arise, prior to such amendment,

repeal or adoption of an inconsistent provision.

EIGHT: The Corporation shall, to the fullest extent permitted by the provisions of Section 145 of the General Corporation Law of the State

of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it~~s~~ shall have power to indemnify under said section from and against any and all expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as an action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrator~~ion~~s of such a person.

Additionally, the Company's By-Laws provide as follows:

Indemnification

The Corporation shall, to the fullest extent permitted by the laws of the state of incorporation, indemnify any and all persons whom it shall have power to indemnify against any and all of the costs, expenses, liabilities or other matters incurred by them by reason of having been officers or directors of the Corporation, any subsidiary of the Corporation or of any other corporation for which he acted as officer or director at the request of the

Corporation.

Indemnification of officers and directors is governed by Section 145 of the

Delaware General Corporation Law which grants corporations the right to indemnify corporate officers, directors and others against expenses,

including attorneys' fees, judgments, fines and amounts paid in settlement actually reasonably incurred in connection with any suit or other proceeding

~~ 15~~

brought against them if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and any related criminal prosecution if the person had no reasonable cause to believe his or her conduct was unlawful. Such persons may be similarly indemnified respecting similar actions brought by or in the right of the corporation but, if the person is found liable to the corporation, only to the extent that the Delaware Court of Chancery or the court in which the suit was brought may rule that despite the adjudication of liability, the circumstances are such that the person is fairly and reasonably entitled to indemnity for such expenses in such amount as the court may deem proper. Where such person has successfully defended any covered claim, he may be entitled to indemnity against all expenses, including attorneys' fees,

actually and reasonably incurred in such defense. The foregoing is provided as only a cursory summary of Section 145 and must be read in light of the actual language of the summarized provisions and all other provisions of

Section 145 of the General Corporation Law of Delaware.

PART F/S

Green Dolphin Systems Corporation

INDEX TO FINANCIAL STATEMENTS

CONTENTS

Balance Sheets at March 31, 2001 (unaudited) and December 31, 2000 3

Statements of Operations for the three months ended

March 31, 2001 (unaudited) and year ended December 31, 2000

Statements of Changes in Stockholders' Equity for the three months ended

March 31, 2001 (unaudited) and year ended December 31, 2000 5

Statements of Cash Flows for the three months ended March 31, 2001

(unaudited) and year ended December 31, 2000 6

Notes to Financial Statements 7 - 8


Green Dolphin Systems Corporation

Balance Sheets

unaudited

March 31 December, 31

ASSETS 2001 2000

Current

Cash $ 8,983 $ 13,054

Accounts receivable 50,943 53,033

Inventory 36,611 39,841

Prepaid expenses 1,650 1,650

98,187 107,578

Property and equipment, net 8,243 8,784

Other Assets

Trademarks and copyrights, net 261,664 266,664

$ 368,094 $ 383,026

LIABILITIES AND STOCKHOLDERS' EQUITY

Current

Accounts payable & accrued liabilities 31,782 $ 31,339

Accrued payroll and related taxes 207 456

Due to related company 153,683 151,205

185,672 183,000

Stockholders' equity

Common stock 19,899 19,899

Additional paid in capital 329,691 329,691

Accumulated deficit (167,168) (149,564)

182,422 200,026

$ 368,094 $ 383,026

The accompanying notes are an integral part of these unaudited financial statements


Green Dolphin Systems Corporation

Statements of Operations (Unaudited)

Three Months Ended March 31, 2001 and 2000

2001 2000

Sales $ 181,298 $ 153,570

Cost of sales 55,145 86,339

Gross margin 126,153 67,231

General and Administrative Expenses 143,757 53,192

Net Income (Loss) Before Taxes (17,604) 14,039

Estimated income taxes - -

Net income (loss) $ (17,604) $ 14,039

Earnings per share:

Basic and diluted $ 0.00 $ 0.00

Net income and comprehensive

income per common share $ 0.00 $ 0.00

Basic and diluted weighted average

shares outstanding 19,898,700 7,007,977

The accompanying notes are an integral part of these unaudited financial statements


Green Dolphin Systems Corporation

Statements of Changes in Stockholders' Equity

Three Months Ended March 31, 2001 (Unaudited)

and Year Ended December 31, 2000

Additional

Common Stock Paid- in Accumulated

Shares Amount Capital Deficit Total

Balance

January 1, 2000 513,060 $ 513 $ 205,077 $ (56,540) $ 149,050

Issuance of common shares:

For acquisition

February 2000 11,000,000 11,000 (11,000) - -

March 2000 385,640 386 (386) - -

For cash in

connection with

private placement,

net of

offering costs 8,000,000 8,000 136,000 - 144,000

Net loss - - - (93,024) (93,024)

Balance,

December 31, 2000 19,898,700 $ 19,899 $ 329,691 $(149,564) $ 200,026

Net loss for

three months - - - (17,604) (17,604)

Balance,

March 31, 2001 19,898,700 $ 19,899 $ 329,691 $(167,168) $ 182,422

The accompanying notes are an integral part of these unaudited financial statements


Green Dolphin Systems Corporation

Statements of Cash Flows (Unaudited)

Three Months Ended March 31, 2001 and 2000

2001 2000

Net cash provided by (used in) operations (4,071) 2,345

Investment activities

Acquisition of furniture and equipment - (1,191)

Increase in cash (4,071) 1,154

Cash, beginning of period 13,054 6,930

Cash, end of period $ 8,983 $ 8,084

The accompanying notes are an integral part of these unaudited financial statements


Green Dolphin Systems Corporation

Notes to Financial Statements

(Unaudited)

1. Significant accounting policies

Basis of Presentation

The accompanying unaudited financial statements of Green Dolphin Systems

Corporation have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-OSB and Article 10 of regulation S-X. Accordingly,

they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included.

Operating results for the three month periods ended March 31, 2001 and 2000 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2001.

The data underlying the Balance Sheet at December 31, 2000 and the Statement

of Stockholders' Equity for the year then ended was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles.

For further information, refer to the audited financial statements and the footnotes thereto for the fiscal year ended December 31, 2000 included in the

Company's Annual Report on Form 10-KSB.

The financial statements include the accounts of the Company and its wholly owned subsidiary, Green Dolphin Systems Corporation (a Nevada corporation).

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market.

Fixed assets and amortization

Fixed assets are recorded at cost. Amortization of the equipment is recorded using the straight line method over the estimated lives of the related assets.

Upon disposal of an asset, the gain or loss is included in the computation of net income for the year and the respective cost and accumulated amortization are removed from the accounts.

Trademarks and copyrights

Trademarks and copyrights are recorded at cost and are being amortized on a straight-line basis over their estimated useful lives.


2. Transactions With Related Companies

To help accelerate the creation of a customer base and related sales the

Company has entered into a sales agency relationship with a Canadian company

(Canada), which shares substantially common ownership and management with

Green Dolphin Systems Corporation. The essence of the agreement calls for

Canada to finance and carry its own inventory, and Canada is to be paid a commission equal to 12% of the gross sales it generates. Sales from Canada are computed quarterly at which time the company reports the sales and is charged for the cost of the inventory sold and the commission earned by

Canada.

Included in the operations reported are the following:

Sales originating through Canada

for the three months ended March 31, 2001 $ 148,724

Accounts receivable from Canada $ 129,409

Management fees of $90,000 were paid to Canada during the quarter ended March

31, 2001.


_____________________________________________________________________________

Report of Independent Auditors

To the Board of Directors and Stockholders

Green Dolphin Systems Corporation

Powell, Tennessee

We have audited the accompanying balance sheet of Green Dolphin Systems

Corporation (a Delaware Corporation) as of December 31, 2000, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the

Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. Other auditors whose report dated

February 10, 2000, expressed an unqualified opinion on those statements audited the financial statements of Green Dolphin Systems Corporation as of

December 31, 1999.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2000 financial statements referred to above present fairly, in all material respects, the financial position of Green Dolphin

Systems Corporation as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/RODEFER MOSS & COMPANY, PLLC

Knoxville, Tennessee

April 2, 2001


GREEN DOLPHIN SYSTEMS CORPORATION

Balance Sheets

December 31, 2000 and 1999

ASSETS

2000 1999

Current Assets

Cash $13,054 $6,930

Accounts receivable, net

Trade customers 14,274 -

Trade, related company 38,759 -

Inventory 39,841 3,831

Prepaid expenses 1,650 1,650

Total Current Assets 107,578 12,411

Property and equipment

Shop equipment 9,391 9,266

Office furnishings and equipment 1,558 367

Less: accumulated depreciation (2,165) -

8,784 9,633

Other Assets

Trademarks and copyrights,

net of amortization

of $33,334 and $13,333 266,664 286,667

266,664 286,667

$383,026 $308,711

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts payable $ 31,339 $ 2,762

Accrued payroll and related taxes 456 -

Due to related company 151,205 156,899

Total Current Liabilities 183,000 159,661

Stockholders' Equity

Capital stock ($.001 par value,

100,000,000 shares authorized,

19,898,700 and 513,060

issued and outstanding) 19,899 513

Additional paid-in capital 329,691 205,077

Accumulated deficit (149,564) (56,540)

200,026 149,050

$383,026 $308,711

The accompanying notes are an integral part of these financial statements.


GREEN DOLPHIN SYSTEMS CORPORATION

Statements of Operations

Years Ended December 31, 2000 and 1999

2000 1999

Sales $439,316 $471,539

Cost of Sales 276,348 273,528

Gross Profit 162,968 198,011

General and Administrative Expenses 255,992 254,551

Loss from Operations (93,024) (56,540)

Net Loss Before Income Taxes (93,024) (56,540)

Income Taxes - -

Net Loss $(93,024) $(56,540)

Earnings per share:

Basic and diluted ($0.01) ($0.11)

Basic and diluted weighted average

shares outstanding 15,032,494 513,060

The accompanying notes are an integral part of these financial statements.


GREEN DOLPHIN SYSTEMS CORPORATION

Statements of Changes in Stockholders' Equity

Years Ended December 31, 2000 and 1999

Additional

Common Stock Paid-in Accumulated

Shares Amount Capital Deficit Total

Initial capitalization,

January 12, 1999 513,060 $ 513 $205,077 $ $205,590

Net Loss (56,540) (56,540)

Balance at December 31,1999 513,060 513 205,077 (56,540) 149,050

Issuance of common shares:

For acquisition -

February 2000 11,000,000 11,000 (11,000) -

March 2000 385,640 386 (386) -

For cash in

connection with

private placement,

net of offering

costs of $16,000 8,000,000 8,000 136,000 144,000

Net Loss (93,024) (93,024)

19,898,700 $19,899 $329,691 $(149,564)$200,026

The accompanying notes are an integral part of these financial statements.

~~ 26~~

GREEN DOLPHIN SYSTEMS CORPORATION

Statements of Cash Flows

Years Ended December 31, 2000 and 1999

2000 1999

Operating Activities

Net loss $(93,024) $(56,540)

Adjustments to reconcile net loss to net

cash provided by operating activities:

Depreciation and amortization 22,168 13,333

Changes in operating assets and liabilities:

Increase in accounts receivable (53,033) -

Increase in inventory (36,010) (3,831)

Decrease in prepaid expenses - (1,650)

Increase in accounts payable 28,577 2,762

Increase in accrued expenses 456 -

Net Cash Used in Operating Activities (130,866) (45,926)

Investing Activities

Purchases of fixed assets (1,316) (9,633)

Financing Activities

Net repayments to related company (5,694) (143,101)

Sales of common stock 144,000 205,590

Net Cash Provided by Financing Activities 138,306 62,489

Increase in Cash and Cash Equivalents 6,124 6,930

Cash and cash equivalents, beginning of year 6,930 -

Cash and cash equivalents, end of year $13,054 $6,930

The accompanying notes are an integral part of these financial statements.


GREEN DOLPHIN SYSTEMS CORPORATION

Notes to Financial Statements

December 31, 2000 and 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations Green Dolphin Systems Corporation ("The Company") was

organized as a Delaware corporation on August 24, 1995. Its offices are located in Powell, Tennessee. The Company changed its name from Traveler's

Infocenter, Inc. to Green Dolphin Systems Corporation on February 16, 2000.

The Company was incorporated under the laws of the State of Delaware to engage in manufacturing and distributing a broad range of specialty chemicals throughout the world. See Note 2.

Basis of presentation The financial statements include the accounts of the

Company and its wholly owned subsidiary, Green Dolphin Systems Corporation (a

Nevada corporation).

Revenue Recognition Sales and the related cost of sales are recognized when orders are received and goods shipped or services delivered. The Company generally accepts returns of goods that are damaged in transit. Such sales returns are not material for the years ended December 31, 2000 and 1999.

Use of Estimates The preparation of financial statements in accordance with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Trademarks and copyrights Trademarks and copyrights are recorded at cost and are amortized on a straight-line basis over a period of fifteen years.

Property and Equipment Depreciation is primarily determined using the straight-line method over the estimated useful lives of the related assets.

Significant improvements are capitalized while maintenance and repairs are expensed as incurred.

Concentration of Credit Risk Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable and a related company receivable (Note 4). The Company's customers are geographically dispersed but are concentrated in the cleaning industry.

The Company conducts a screening of potential customers before extending credit and generally does not require collateral for its trade receivables or for advances made to related companies.

Inventories consist of cleaning supplies and related cleaning products and are stated at the lower of cost (using the first-in, first-out method) or market.

Income Taxes Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement


carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date.

Advertising Costs Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2000 and 1999 were approximately

$15,700 and $17,706, respectively.

Income Per Share The Company has adopted SFAS 128, "Earnings Per Share". SFAS

128 requires companies with complex capital structures that have publicly held common stock or common stock equivalents to present both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic

EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated using the "if converted" method for convertible securities and the treasury stock method for options and warrants as previously prescribed by Accounting Principles Board Opinion No. 15,

"Earnings Per Share." The adoption of SFAS 128 did not have a material impact on the Company's reported EPS for any periods presented.

Fair Value of Financial Instruments Cash and cash equivalents, accounts and other receivable, accounts payable and accrued liabilities are stated at cost, which approximates fair value because of the short term maturity of those items. The estimated fair value of the Company's borrowings and advances to related companies approximates the carrying value because of their recent origination, their potential for offset and because of the substantial settlement of these balances expected in the short-term.

Statement of Cash Flows Supplemental Disclosure The Company considers all highly liquid investments with initial maturities of three months or less which are readily convertible into cash without significant loss due to penalties to be cash equivalents. No interest or income taxes were paid during the years ended December 31, 2000. In 1999, the Company acquired trademarks in exchange for debt (Note 5).

Reclassifications Certain 1999 amounts have been reclassified to conform to the 2000 presentation.

NOTE 2 - ACQUISITION

On February 7, 2000 and in March 2000 Traveler's Infocenter, Inc. ("TIFC"), a

Delaware corporation, completed the acquisition of all the outstanding stock of Green Dolphin Systems Corporation ("Nevada"), a Nevada corporation, in exchange for 11,385,640 shares of TIFC's common stock. TIFC was subsequently renamed Green Dolphin Systems Corporation ("Delaware"). As a result of the acquisition, Nevada became a subsidiary of Delaware. Upon consummation of the transaction the existing shareholders of Nevada held a majority of the voting power of Delaware. Accordingly, the acquisition has been accounted for as a reverse acquisition, pursuant to which Nevada is considered the acquiring


company. As a result, the historical financial statements of Nevada are the continuing historical financial statements of the Company. The fair market value of the assets acquired and liabilities assumed of TIFC at the effective date of the acquisition are consolidated with the historical financial statements of Nevada using the purchase method of accounting. At the time of the acquisition, TIFC had no significant operations, liabilities or assets.

Concurrent with the acquisition, TIFC effected a reverse one (1) share for ten (10) shares split of its then outstanding 5,130,600 shares so that the restated common shares outstanding were 513,060. Additionally, Delaware amended its corporate charter to authorize issuance of up to 100,000,000 shares of its common stock and restated the par value of its stock from $.01 per share to $.001 per share.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 4 - TRANSACTIONS WITH RELATED COMPANIES

In establishing a customer base for its Powell, Tennessee location, the

Company has relied on a Canadian company (Canada), which shares substantially common ownership and management with Green Dolphin Systems Corporation, to obtain customers. A substantial portion of the Company's historical sales has resulted from its relationship with Canada. Sales are comprised approximately as follows:

2000 1999

Canada $234,000 $453,000

Other customers 205,000 18,000

In compensation for obtaining much of its customer base through Canada efforts, a one-time fee of $144,000 was paid in 2000 to the related company.

"Due to related company," included on the balance sheets at December

31, 2000 and 1999 as $151,205 and $156,899, respectively, consists of amounts due to another related company (Canada II) sharing common ownership and management. The debt arose pursuant to an agreement dated April 21, 1999,

whereby the Company agreed to pay $300,000 for the exclusive rights to proprietary assets owned by Canada II. The debt bears no interest and is unsecured.

Amounts due to and from related companies are unsecured, bear no interest and have no specific terms of repayment. Repayment will be dictated by the availability of cash.

The principals of Canada II have agreed to a right of offset towards the amount receivable of $38,759 from Canada, until such time as the amount due from the Canada is collected.


NOTE 5 - COMMITMENTS

The company leases its administrative and warehouse space under a lease expiring on November 30, 2004. The annual future minimum lease payments under this non-cancelable operating lease are as follows:

2001 $33,960

2002 33,960

2003 33,960

2004 31,130

Under terms of a non-cancelable operating lease for the use of a vehicle, the

Company's future minimum lease payments are:

2001 $ 5,088

2002 5,088

2003 4,240

Rent expense totaled $29,387 and $2,397 in 2000 and 1999, respectively.

NOTE 6 - INCOME TAXES

Deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates, which are expected to be in effect when these differences reverse.

The Company has available net operating loss (NOL) carry forwards, expiring at various dates through 2020, of approximately $1,400,000. These carry forwards may be used to offset future taxable income.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. Although management believes that its products will be readily accepted in the marketplace and generate substantial future revenues, there is currently limited evidence that the revenues will be in sufficient amounts and at the necessary times to realize all of the deferred tax assets. Accordingly,

management has established a full valuation allowance against the deferred tax assets at December 31, 2000 and 1999 arising from its NOL carry forwards

The income tax (provision) benefit for the years ended December 31, 2000 and

1999, consisted of the following:

2000 1999

Net operating loss carry forwards $ 35,000 $ 21,000

Change in valuation reserve (35,000) (21,000)

Total $ - $ -

Total deferred tax assets at December 31, 2000 and 1999 consist of the following:


2000 1999

Deferred tax assets $532,000 $497,000

Valuation reserve (532,000) (497,000)

Total $ - $ -

NOTE 7 - STOCKHOLDERS' EQUITY

In February 2000, concurrent with the acquisition discussed in Note 2, the authorized capital stock of the Company was increased to 100,000,000 shares of common stock and the par value was restated from $.01 per share to $.001.

In June 2000, the Company issued 8,000,000 shares of common stock for proceeds of $144,000, net of offering costs of $16,000 in connection with a private placement.


Green Dolphin Systems Corporation

GREEN DOLPHIN SYSTEMS CORPORATION

TABLE OF CONTENTS

Report of Independent Auditor 1

Balance Sheet 2

Statement of Income and Retained Earnings 3

Statement of Stockholders Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-8


Aaron Stein

Certified Public Accountant

981 Allen Lane, PO Box 315

Woodmere, NY 11598

516-569-0520

Board of Directors

Green Dolphin Systems Corporation

Carson City, Nevada

I have audited the accompanying balance sheet of Green Dolphin Systems

Corporation (a Nevada corporation) as of December 31, 1999 and the related statements of income and cash flows for the period from inception ( January

12, 1999) to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Green Dolphin Systems

Corporation as of December 31, 1999, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Aaron Stein

Cedarhurst, New York

February 10, 2000


Green Dolphin Systems Corporation

BALANCE SHEET

DECEMBER 31, 1999

ASSETS

Current assets:

Cash $ 6,930

Inventories 3,831

Total current assets $10,761

Fixed assets:

Manufacturing equipment 9,633

Less: accumulated depreciation - 9,633

Other assets:

Trademarks and copyrights net

of amortization of 286,867

Prepaid expenses 1,650 288,317

$308,711

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Current portion of long-term debt $56,899

Longterm liabilities:

Long-term debt, less current portion $100,000

Accounts payable 2,762 102,762

Stockholders' equity:

Common stock, $.001 par value,

100,000,000 shares

authorized, 11,513,060

issued and outstanding 11,513

Additional paid-in-capital 194,077

Accumulated deficit (56,540)

Total stockholders' equity 149,050

$ 308,711

See accompanying notes to financial statements

2


GREEN DOLPHIN SYSTEMS CORPORATION

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE PERIOD FROM JANUARY 12,1999 (DATE OF INCEPTION)

TO DECEMBER 31, 1999

Net sales 471,539

Cost of sales 273,528

Grow profit 198,011

Selling, general and

administrative expenses 241,218

Loss before Depreciation and Amortization (43,207)

Depreciation and amortization 13,333

Net loss (56,540)

Retained earnings, beginning -

Retained deficit, ending $(56,540)

Loss per share of common stock (0.0049)

See accompanying notes to financial statements

3


GREEN DOLPHIN SYSTEMS CORPORATION

STATEMENT OF STOCKHOLDERS' EQUITY

Additional

Common Stock Paid-in Retained

Shares Amount Capital Earnings Total

Issuance of

common stock 11,513,060 $11,513 $194,077 $ - $205,590

Net loss - - - (56,540) (56,540)

Balance at

December 31,

1999 11,513,060 $11,513 $194,077 $(58,5422 $149,050

See accompanying notes to financial statements

4



GREEN DOLPHIN CORPORATION

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 12,1999 (DATE OF INCEPTION)

TO DECEMBER 31, 1999

Cash flow from operating activities:

Net loss $ (56,540)

Adjustments to reconcile net loss to not

cash provided by operating activities:

Depreciation and amortization 13,333

Changes in operating assets and liabilities:

Increase in Inventory (3,831)

Increase In prepaid expense

Increase in accounts payable 2,762

Net cash used in operating activities

Cash flows Investing activities:

Investment In trademarks and copyrights (300,000)

Purchase of equipment (9,633)

Net cash used in investments (309,633)

Cash flora from financing activities:

Long-term debt 156,899

Sale of common stock 205,590

Net cash provided by financing activities 362,489

Net increase In cash $6,930

See accompanying notes to financial statements

5


GREEN DOLPHIN SYSTEMS CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 1: Organization, Business and-Significant Accounting Policies

Organization Green Dolphin Systems Corporation (the "Company") was organized under the laws of the state of Nevada on January 12, 1999. The Company conducts its business from its offices in Powell Tennessee.

Business

The Company is in the business of selling and marketing products and equipment pursuant to an agreement dated April 21, 1999 with Penta Deltex Ltd.

(hereinafter " Penta", a Company incorporated under the laws of the Dominion of Canada). The agreement provides for the exclusive rights to sell and market those products which Penta owns the worldwide rights to under the tradenames and trademarks 'Green Dolphin", "Fire Safe", "Fire Poly",

"Protection Plug" and such other tradenames, trademarks and logos as are now or subsequently designed by Penta which the Company has acquired the rights to in the United States,

Significant accounting policies

Comprehensive Income - The Financial Accounting Standards Board has issued

FASB Statement No. 130 Reporting Comprehensive Income effective for fiscal years beginning after December 31, 1997. Since the Company has no items of

"other comprehensive income" for the year ended December 31, 1999 Statement

No. 130 does not apply for this period,

Fixed Assets - Manufacturing equipment is recorded at cost. Depreciation is computed using the straight-line -method over the estimated useful lives of the assets, five (5) years. Depreciation for the year ended December 31, 1999 has not been recorded since the equipment was not completely in service.

Income Taxes - The Company accounts for income taxes under Statement of

Financial Accounting Standards 109, Accounting for Income Tax. Statement

109 requires the Company to account for income taxes under asset and liability method that recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the tax and financial reporting bases of certain assets and liabilities.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates,


GREEN DOLPHIN SYSTEMS CORPORATION

NOTES FINANCIAL STATEMENTS

NOTE 1: Organization, Business and Significant Accounting Policies -

(Continued)

Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market.

Trademarks and Copyrights - Amortization is computed on a straightline basis over a period of fifteen (15) years.

Computation of loss per share - Net loss per share is based upon the weighted average number of shares of common equivalent shares consisting of options

(using the treasury stock method) outstanding for the period presented, Common equivalents shares are not considered if the result would be anti-dilutive.

Note 2: Income. Taxes

There is no provision for federal. state or local income taxes for the period ending December 31, 1999, since the Company has incurred an operating loss.

The Company has fully reserved the net potential future tax benefit of the deferred tax asset arising from the temporary difference of the net operating loss.

The tax effect of the temporary difference as of December 31, 1999 is as follows.

Deferred tax asset,

Net operating loss $74,644 Valuation allowance 76,644

As of December 31, 1999, the Company has an unused net operating loss carryforward of $219,540 available for income tax purposes, The unused net operating loss carry forward expires by the year 2014.

NOTE 4; Long - Term Debt

The long-term debt consists of an amount due to Penta Deltex Ltd, pursuant to an agreement dated April 21, 1999 whereby the Company agreed to pay $300,000 for the exclusive rights to proprietary assets owned by Penta.

Future maturities of long-term debt are as follows:

Year ended December 31, 2000 $56,899

2001 100,000

Total maturities of long-term debt 156,899

Less current maturities 56,899

Total long-term debt


GREEN DOLPHIN SYSTEMS CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 5; Commitment

The Company leases its administrative and warehouse space under an operating lease expiring on November 30, 2004.

The annual future minimum lease payments under non-cancelable operating lease as of December 31, 1999 are;

2000 $28,770

2001 33,960

2002 33,960

2003 33,960

2004 31,130

Total Minimum Rental Payments

NOTE 6; Subsequent Event

The Company entered into a plan and agreement of reorganization with

Traveler's Infocenter, Inc., a Delaware corporation whose name will be changed to Green Dolphin Systems Corporation (hereinafter referred to as "Green

Dolphin Public" or Public) on February 28, 2000,

As consideration for the reorganization, Public will effectuate a one (1)

share for ten (10) share reverse split of the 5,130,600 outstanding common shares thereof which are presently outstanding to 513,600 such shares without changing the par value thereof

The stockholders of the Company will exchange One hundred percent (100%) of the issued and outstanding shares for Eleven Million (I 1,000,000) common shares of Public post reverse split common stock.

~~<~~PAGE>42

TRAVELERS INFOCENTER INC

FINANCIAL STATEMENTS

Board of Directors

Traveler's Infocenter, Inc,

Wilmington, Delaware

I have audited the accompanying balance sheet of Traveler's Infocenter, Inc.

(a Delaware corporation) as of December 31, 1999 and 1998, and the related statements of income and cash flows for the years then ended, These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards.

Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Traveler's Infocenter, Inc.

as of December 31, 1999 and 1998, and the results of its operations and cash flows for the Years then end4 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern- As discussed in Note 3 to the financial statements, the Company's recurring losses and limited capital resources raise substantial doubt about its ability to continue as a going concern.

Management's plan in regard to these matters is described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Aaron Stein

Cedarhurst, New York

February 10, 2000


December 31,

1999 1998

ASSETS

Current assets: $ $

Total Assets $ $

LIABILITIES AND STOCKHOLDERS- EQUITY

Stockholders, equity:

Common stock. $.001 par value,

15,000,000 shares authorized,

5,130,600 issued and outstanding $ 51,306 351,306

Additional paid-in-capital 1,221,794 1,221,794

Accumulated deficit (1,273,100) (1,273,100)

Total stockholders' equity - -

- -

See accompanying notes to financial statements


TRAVELER'S INFOCENTER INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS

December 31,

1999 1998

Net sales - $23,187

Selling, general and

administrative expenses - 314,953

LM from operations - (291,766)

Accumulated deficit, beginning (1,273,100) (981,334)

Accumulated deficit, ending (1,273,100) (1,273,100)

Loss per share of common stock $0.00 $(0.0569)

See accompanying notes to financial statements


TRAVELER'S INFOCENTER, INC.

STATEMENTS OF CASH FLOWS

December 31,

1999 1998

Cash flows from operating Activities

Net loss - (291,766)

Adjustments to reconcile net loss to

Net cash used by operating activities:

Changes in operating assets and liabilities:

Payroll tax liabilities - (6,617)

Cash flows from investing activities:

Write-off of impaired assets - 226,106

Net decrease in cash - (72,177)

Cash, beginning of year - 72,177

Cash, end of year - -

See accompanying notes to financial statements


TRAVELER'S INFOCENTER, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Organization, Business, and Significant Accounting Polices

Organization Traveler's Infocenter, Inc. (the "Company") was organized, under the laws of the state of Delaware, pursuant to Sections 242 and 245 of the

Delaware General Corporation Law, on August 24, 1995,

Business

The Company was engaged in the business of helping to unite hotel guests with quality travel related services. During 1998 the Company (;eased business operations

Significant accounting policies

Income Taxes - The Company accounts for income taxes under Statement of

Financial Accounting Standards 109, Accounting for Income Taxes. Statement

109 requires the Company to account for income taxes under an asset and liability method that recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the tax and financial reporting bases of certain assets and liabilities.

Comprehensive Income - The Financial Accounting Standards Board has issued

FASB Statement No, 130 Reporting Comprehensive Income effective for fiscal years beginning after December 31, 1997. Since the Company has no items of

"other comprehensive income" for the years ended December 31, 1998 and 1998,

Statement No. 130 does not apply for this period.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period, Actual results could differ from those estimates.

Impaired Assets - The Company has written - off those assets which in its opinion it considers impaired, consisting of fixed assets of $211,256 and organization costs of $14,850.

Computation of Loss Per Share - Net loss per share is based upon the weighted average number of shares of common equivalent shares consisting of options

(using the treasury stock method) outstanding for each of the periods presented, Common equivalents shares are not considered if the result would be anti-dilutive..


TRAVELER' S INFOCENTER, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 2: Income Taxes

There is no provision for federal, state or local income taxes for the period ending December 31, 1999, since the Company has incurred an operating loss,

The Company has fully reserved the net potential future tax benefit of the deferred tax asset arising from the temporary difference of the net operating loss carryforward,

The tax effect of the temporary difference as of December 31, 1999 is as follows.

Deferred tax asset:

Net operating loss $430,049

Valuation allowance $430,039

As of December 31, 1999, the Company has unused net operating loss carryforward of $1,264,850 available for income tax purposes, The unused net operating loss carryforward expires by the year 2009,

NOTE 3: Going Concern Consideration

The Company has a very limited operating history The accompanying financial statements have been prepared assuming that the Company will continue and has had losses since inception. The Company's lack of financial resources and liquidity at December 31, 1999 raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The

Company has been dependent upon raising debt and equity funding to remain in existence as a going concern. Its continued existence is also dependent on equity funding.

NOTE 4.- Subsequent Event

With respect to the Company's going concern considerations, on February 28,

2000 the Company entered into a plan and agreement of reorganization to exchange its voting stock for stock in and of Green Dolphin Systems

Corporation a Nevada Corporation (hereinafter referred to as "Green Dolphin

Private" or Private). The Company will change its name to Green Dolphin

Systems Corporation (hereinafter referred to as "Green Dolphin Public" or

Public),

As consideration for the reorganization, Public will effectuate a one (1)

share for ten (10) share reverse split of the 5,130,600 outstanding common shares thereof which are presently outstanding to 5 1 3,600 such shares without changing the par value thereof The stockholders of private will sell and convey to Public all of their right, title, and interest in and to One hundred percent (100%) of the issued and outstanding shares of Private for

Eleven Million (11,000,000) common shares of Public post reverse split common stock.

PART III

Item 1. Index to Exhibits

3.i Articles of Incorporation

3.ii Amended & Restated Articles

3.iii Certificate of Amendments

10.ii Plan and Agreement of Reorganization

18 Letters regarding change of principal independent auditor

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of

1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GREEN DOLPHIN SYSTEMS CORPORATION

Date: August 20, 2001

By:/s/ Nicholas Plessas

Nicholas Plessas, President